SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Airlines Announces Flights to Rio de Janeiro from Panama

Rio de Janeiro Joins Sao Paulo and Manaus as
Copa Airlines’ Destinations in Brazil

          PANAMA CITY, Aug. 16 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings (NYSE: CPA), today announced the beginning of direct flights to the city of Rio de Janeiro, starting Nov. 15.

          “With the addition of flights to the city of Rio de Janeiro, Copa Airlines continues to strengthen its position in the region and the success of our Hub of the Americas, the main hub in Latin America for both business and leisure travelers,” said Jorge Garcia Icaza, Commercial Vice President of Copa Airlines. “This new flight provides more direct connections between this major Brazilian city and North America, Central America and the Caribbean,” he added.

          Copa will operate Boeing 737 Next Generation aircraft on the new route. The flight, to be operated five times a week, will depart from Panama City at 7:11 p.m. and arrive in Rio de Janeiro at 4:02 a.m.

          Copa Airlines offers service to other destinations in Brazil, including twice-daily service to Sao Paulo and since July 2006, a daily direct flight to Manaus. In addition to the new Brazilian destinations of Manaus and Rio, Copa began flights to four other cities in Latin America between July and August of this year: Santiago de los Caballeros, Dominican Republic; Maracaibo, Venezuela; San Pedro Sula, Honduras; and Montevideo, Uruguay.

          About Copa Airlines

          Copa Airlines, a subsidiary of Copa Holdings (NYSE: CPA), is a leading Latin American provider of passenger service. Copa Airlines currently offers approximately 110 daily scheduled flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental share a strategic alliance partnership that includes joint participation in Continental’s award- winning frequent flyer program, OnePass. For more company information, visit http://www.copaair.com .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 08/16/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO